Exhibit 21.1
Subsidiaries of Superior Offshore International, Inc. (1)

Subsidiary	Jurisdiction of Incorporation or Organization
Superior Subsea Holdings Ltd.	Cayman Islands
Superior Subsea Personnel Services Ltd.	Cayman Islands
Superior Contractors Ltd.	Cayman Islands
(1)	The entities listed above will become subsidiaries of Superior Offshore International, Inc. prior to the closing of the offering.